Exhibit 77.D

 Policies with respect to security investments

Effective July 30, 2010, the Boulder Growth & Income Fund, Inc. (the “Fund”) implemented a Board initiated and approved fundamental investment policy, which prohibits the Fund from investing more than 4% of its total assets (including leverage) in any single issuer at the time of purchase. The Fund’s existing greater-than-4% holdings as of July 30, 2010 were grandfathered into the policy  so that the Fund would not be required to liquidate any such holding in order to comply with the policy, but would be prohibited from adding to any grandfathered holding when it exceeds 4% of the Fund’s total assets.